EXHIBIT 99.1

                             [TELEMIG CELULAR LOGO]

                       TELEMIG CELULAR PARTICIPACOES S.A.
                             Publicly Held Company
   CNJP n(degree) 02.558.118/0001-65           NIRE n(degree) 5330000577-0

              NOTICE OF ORDINARY AND EXTRAORDINARY GENERAL MEETING
                                 JOINT SESSION

The shareholders of TELEMIG CELULAR PARTICIPACOES S.A. ("Company"), in accordance with its Bylaws, are hereby called for the Ordinary and Extraordinary General Meetings to be held in a joint session on April 14, 2004, at 10:00 a.m., in the company's headquarters at SCN, Quadra 4, Bloco B, n. 100 - Centro Empresarial Varig, Torre Oeste, Parte A, 7(degree) andar, salao 702, in Brasilia
- DF, to discuss and resolve upon the following Agenda:

Ordinary General Meeting:
-------------------------

1. Receive the Management accounts; examination, discussion and voting upon the financial statements for fiscal year 2003;
2. Resolve upon allocation of net income for fiscal year 2003 and dividend payout;
3.  Elect the members of the Company's Board of Directors
4. Elect the members of the Audit Board, and establish their compensation, as per article 162, Paragraph 3, of Law n(degree) 6404/76.

Extraordinary General Meeting:
------------------------------

1.  Resolve upon the global compensation to be paid to the Company's Directors;
2. Capitalize the assets represented by the premium, through the issuance of shares of the Company, and corresponding increase of the capital stock;
3.  Capitalize profit reserves in the excess amount of the capital stock value;
4. Amend article 5 of the Company's Bylaws to incorporate the capital stock changes arising from items 2 and 3 above.

General Instructions:
---------------------

a) All documents relative to the Agenda are available to the shareholders at the Company's headquarters;
b) According to article 141 of Law No. 6404/76 and CVM Instruction n(degree) 165/91, with the wording given by article 1 of CVM Instruction n(degree) 282/98, the percentage required for multiple voting request shall be five percent (5%) of the voting capital;
c) The powers of attorney for voting in the General Meetings, as well as the request for multiple vote, must be delivered at the address where the meetings will be held, as mentioned above, forty-eight (48) hours in advance of the Meetings;
d) Shareholders participating in the Fungible Custody of Registered Shares, that wish to attend the General Meetings, are required to present a statement of their shareholding position, supplied by the custody agent no later than two (2) days before the date of the General Meetings.

                            Brasilia, March 3, 2004.


                           Arthur Joaquim de Carvalho
                       Chairman of the Board of Directors

Joao Cox                     | Leonardo Dias                   [Telemig Celular
Chief Financial Officer      | Investor Relations Manager           Logo]
& CEO of Operating Company   | Ldias@telepart.com.br
Jcox@telepart.com.br         | Phone: (55 61) 429-5673
Phone: (55 61) 429-5600      |



TELEMIG CELULAR PARTICIPACOES S.A.
REPORTS FOURTH QUARTER AND
YEAR-END 2003 RESULTS

- The highest EBITDA and EBITDA margin ever achieved during a fiscal year
- Client base increased by 21% year-over-year
- Net additions were 398, 764, an increase of 58% when compared with 2002
- Strong positive free cash flow of R$358 million leading to a negative net debt of R$191 million for the year

Brasilia, March 4, 2004 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its fourth quarter and year-end 2003 results. The Company registered net additions of 151,503 and 398,764 for the quarter and for the year, respectively, increasing the client base to 2,321,620. EBITDA reached R$134.5 million in the 4Q03, representing 48.9% of net service revenues. For year-end 2003, EBITDA was R$489.5 million or 48.8% of net service revenues.

Operating Highlights:

Net additions of 151,503 customers in 4Q03
--------------------------------------------------------------------------------

The Company's customer base reached 2,321,620 during the last quarter of 2003. Quarter-over-quarter, this represents a 7% increase in the client base. Year-over-year, this represents a 21% increase in the client base. Net additions increased 33% when compared to the same period of the previous year, amounting to 151,503 for the quarter. For the year, net additions amounted to 398,764, increasing 58% when compared to 2002.

For the fourth quarter of 2003, prepaid net additions were 124,111, bringing the total prepaid base to 1,613,785 or 70% of the total base. The postpaid base increased by 27,392 customers, ending the quarter with 707,835 customers, or 30% of the total base. It is worth mentioning that the fourth quarter of 2003 experienced the strongest growth in terms of postpaid net additions since the fourth quarter of 2000.

                               CLIENT BASE (000s)

                4Q02         1Q03          2Q03         3Q03          4Q03
                ----         ----          ----         ----          ----

Prepaid         1,266        1,309         1,367        1,490         1,614

Postpaid          657          649           668          680           708



www.telemigholding.com.br

Year-over-year improvement on churn rate
--------------------------------------------------------------------------------

For the fourth quarter of the year, the blended annualized churn rate increased to 29% from the 19% registered in the 3Q03 due to higher prepaid churn rates. For the year, the blended annualized churn rate posted a considerable improvement decreasing to 28% from 37% in 2002 (9 p.p. decrease). This improvement was a result of a decrease in the churn rates in both the postpaid and prepaid segments.

When compared to the previous quarter, the annualized prepaid churn rate increased to 32% from 17%. This difference was expected due to a change in the prepaid disconnection policy (already discussed in the previous earnings release), which positively impacted the prepaid churn rate for that period. For the 4Q03, the annualized prepaid churn rate was not impacted by this effect and, as a result, increased to 32%. However, on a year-over-year basis, prepaid churn rates decreased significantly to 31% compared to 42% registered in 2002.

For the postpaid segment, annualized churn rates for the 4Q03 remained stable at 22% when compared to the previous quarter. Year-over-year, postpaid churn rates have improved considerably, decreasing 7 p.p. to 23% in 2003 from 30% in 2002.

                             CHURN RATE (annualized)

            4Q02      1Q03       2Q03      3Q03     4Q03      2002       2003
            ----      ----        ---      ----     ----      ----       ----

Postpaid    30%       25%        21%       22%       22%      30%        23%

Prepaid     35%       40%        34%       17%       32%      42%        31%

Blended     33%       35%        30%       19%       29%      37%        28%


Operating revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$275.2 million for the quarter, an increase of R$22.6 million or 9% over the previous quarter, due to an increase of 10.0% in total traffic (13.6% increase in outgoing traffic and 5.9% increase in incoming traffic). Net equipment revenues for the quarter totaled R$29.5 million, an increase of 21% when compared with the 3Q03. This increase was related to higher equipment sales during Christmas season. As a result, total net revenues were R$304.7 million for the quarter, 10% higher when compared with the previous quarter and 17% higher when compared to same quarter of 2002.

For the year, net service revenues were R$1,004.0 million, an increase of R$134.2 million or 15% when compared to 2002, in-line with client base growth and mix. Net equipment sales increased by R$15.7 million or 20%. Consequently, total net revenues amounted to R$1,097.3 million, increasing by R$149.9 million or 16% when compared to the previous year.

For the last quarter of the year, handset subsidies for client acquisitions were R$4.0 million or R$12.9 per gross addition, substantially lower than the R$28.2 registered in the same period of the previous year. For 2003, handset subsidies reached R$13.5 million or R$13.9 per gross addition.


www.telemigholding.com.br                    4Q and Year-end 2003 Results - 2/13

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the fourth quarter of 2003 totaled R$78.2 million, an increase of 9.9% when compared to the R$71.2 million registered in the previous quarter. The strong increase is a direct result of a 13.6% increase in outgoing traffic during the quarter that led to higher interconnection costs.

Selling and marketing expenses for the quarter totaled R$41.0 million, up 9% quarter-over-quarter, due to higher promotions and advertising expenses in the quarter associated with Christmas sales season. For the year, selling and marketing expenses were 9% lower when compared to the figure reported for 2002, despite a 58% increase in net additions over the previous year.

Customer acquisition cost for the fourth quarter of 2003 decreased to R$115 from the R$130 reported in the 3Q03. This can be primarily attributed to higher net additions allowing the Company to better dilute its fixed costs associated with the acquisition process. For the year, customer acquisition costs remained in line with the previous year (R$117 in 2003 vs. R$114 in 2002). Retention costs as a percentage of net service revenues for the 4Q03 and for the year were 9.1% and 8.3%, respectively.

G&A remained fairly stable at 5.7% of net service revenues when compared to the 5.4% reported for previous quarter amounting to R$15.8 million, and lower than the 6.4% registered for the same quarter during the previous year.

Bad debt as a percentage of net service revenues has decreased considerably to 0.6% when compared to the 1.8% reported in the previous quarter. This decrease can be attributed to a change in the bad debt provisioning policy as a result of an improvement in the credit profile of the Company's customer base during the year. For the coming quarters, bad debt as a percentage of net service revenues is expected to remain between 1.0% and 1.5%. When calculated against total net revenues, bad debt reached 0.5% during the 4Q03 compared to the 1.6% reported in the previous period. For 2003, bad debt was 1.3% of net service revenues, below the 2.1% registered in 2002. When calculated against total net revenues, bad debt totaled 1.2% for the year compared to 1.9% in 2002.

                             BAD DEBT (R$ millions)

                      4Q02    1Q03    2Q03    3Q03    4Q03         2002    2003
                      ----    ----    ----    ----    ----         ----    ----

% of net service
  revenues            1.4%    1.7%    1.3%    1.8%    0.6%         2.1%    1.3%

% of total net
  revenues            1.2%    1.6%    1.2%    1.6%    0.5%         1.9%    1.2%

Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 4Q03 totaled 212, representing a 9% increase when compared to the 195 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) increased to R$85.9 or 7.27% for the 4Q03 compared to the R$80.1 registered in the 3Q03. This increase is mainly due to higher outgoing minutes (9.9% increase) associated with seasonality. It is worth mentioning that this is the seventh consecutive quarter with improvements in postpaid ARPU.


www.telemigholding.com.br                    4Q and Year-end 2003 Results - 3/13

Prepaid MOU remained fairly stable at 47 when compared to the 46 reported in the previous quarter. Prepaid ARPU increased slightly to R$18.6 in the 4Q03 from the R$18.4 reported in the 3Q03.

Blended ARPU for the last quarter of the year increased R$1.4 or 3.8%, reaching R$39.5 compared to the R$38.1 registered in the 3Q03. For the year, blended ARPU remained fairly stable at R$38.8 when compared to the R$39.4 reported for the previous year.

                                    ARPU (R$)

                4Q02    1Q03    2Q03    3Q03    4Q03            2002    2003
                ----    ----    ----    ----    ----            ----    ----

Postpaid        71.0    73.2    77.3    80.0    85.9            68.0    79.2

Prepaid         22.0    20.5    20.4    18.0    18.6            21.2    19.4

Blended         39.0    38.1    39.3    38.0    39.5            39.4    38.8


Market share estimated at 58%
--------------------------------------------------------------------------------

Market share was estimated at 58% compared to the 60% registered in the previous quarter. Gross sales share for the 4Q03 was an estimated 48%.

EBITDA margin of 48.8% of net service revenues for the year
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets) for the fourth quarter of 2003 reached R$134.5 million and 48.9%, respectively, compared to the R$123.9 million and 49.0% registered in the previous quarter. For 2003, EBITDA and EBITDA margin reached R$489.5 million and 48.8%, respectively, compared to the R$393.6 million and 45.2% reported in 2002 - a year-over-year increase of R$95.9 million or 24%.

                              EBITDA (R$ millions)

                4Q02    1Q03    2Q03    3Q03    4Q03            2002    2003
                ----    ----    ----    ----    ----            ----    ----

EBITDA          98.9    109.0   122.1   123.9   134.5           393.6   489.5

EBITDA Margin   43.2%    47.0%   50.0%   49.0%   48.9%           45.2%   48.8%


Depreciation and amortization
--------------------------------------------------------------------------------

Due to the imminent technological migration and probable obsolescence of the Company's TDMA network, based on appraisals from third parties, management has decided to increase the depreciation rate from 12.5% p.a. to 25.0% p.a. This difference is associated with the decrease of the life expectancy of the current network to four years. As a result, the


www.telemigholding.com.br                    4Q and Year-end 2003 Results - 4/13
depreciation/amortization expense increased significantly during the last quarter of the year reaching R$127.9 million. For the year, the depreciation/amortization expenses totaled R$271.1 million, representing an increase of R$71.4 million or 36% when compared to the previous year.

Net financial income of R$41.6 million for the year
--------------------------------------------------------------------------------


    ----------------------------------------------------------------------------
                                                     R$ millions
    ----------------------------------------------------------------------------
                                             4Q03                  YTD
    ----------------------------------------------------------------------------
    Interest Expense (a)                    (27.2)                (207.5)
    ----------------------------------------------------------------------------
    Interest Income (b)                      31.5                  136.4
    ----------------------------------------------------------------------------
    Foreign Exchange Gain (Loss) (c)          5.9                  112.8
    ----------------------------------------------------------------------------
    Net Financial Income (Expense)           10.2                   41.6
    ----------------------------------------------------------------------------

    Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

             DETAILED FINANCIAL EXPENSE INFORMATION (NET OF TAXES*)

    ----------------------------------------------------------------------------
                                                                  R$ millions
    ----------------------------------------------------------------------------
                                                                4Q03       YTD
    ----------------------------------------------------------------------------
    Expense related to debt denominated in foreign currency     (1.0)      77.9
    ----------------------------------------------------------------------------
    Gain (loss) on hedging operations                          (12.1)    (129.4)
                                                             -------------------
    ----------------------------------------------------------------------------
    Sub-total                                                  (13.1)     (51.5)
    ----------------------------------------------------------------------------
    Expense related to debt denominated in Reais                (4.5)     (21.2)
                                                             -------------------
    ----------------------------------------------------------------------------
    Financial expense (debt related)                           (17.6)     (72.7)
    ----------------------------------------------------------------------------
    Net financial expense (not related to debt)**                1.0       (5.9)
                                                             -------------------
    ----------------------------------------------------------------------------
    Sub-total                                                  (16.6)     (78.6)
    ----------------------------------------------------------------------------
    Interest income - cash investing activities                 26.8      120.2
                                                             -------------------
    ----------------------------------------------------------------------------
    Net Financial Income (Expense)                              10.2       41.6
    ----------------------------------------------------------------------------
    *  Net of PIS/COFINS on interest income.

    ** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Negative net debt of R$190.6 million
--------------------------------------------------------------------------------

As of December 31, 2003, the Company's indebtedness was offset by cash and cash equivalents (R$642.7 million) and accounts receivable from hedging operations (R$36.9 million), resulting in a negative net debt of R$190.6 million.

                             NET DEBT (R$ millions)

             4Q02      1Q03        2Q03        3Q03        4Q03

             106       43          (34)        (117)       (191)



www.telemigholding.com.br                    4Q and Year-end 2003 Results - 5/13

Total debt of R$489.1 million
--------------------------------------------------------------------------------

At the end of the quarter, total debt was R$489.1 million: 76% denominated in foreign currencies (66% denominated in U.S. Dollars and 10% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currencies, 100% was hedged.

Net income of R$148.1 million for the year
--------------------------------------------------------------------------------

As a result of the aforementioned adjustment in depreciation expenses, the Company posted a net profit of R$8.1 million or R$0.469 per ADS (R$0.023 per thousand shares) for the 4Q03. For 2003, net income was R$148.1 million, or R$8.545 per ADS (R$0.427 per thousand shares), representing an increase of R$80.3 million or 118% when compared to 2002.

Investments totaled R$67.4 million for the year
--------------------------------------------------------------------------------

During the fourth quarter of 2003, Telemig Celular's capital expenditures were R$26.8 million. For the year, investments totaled R$67.4 million. It should be noted that this level of capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

CAPEX breakdown
--------------------------------------------------------------------------------

  CAPEX (R$ millions)      4Q02        1Q03        2Q03        3Q03         4Q03
--------------------------------------------------------------------------------
Network                    17.8         3.2         3.0         5.6         16.1
--------------------------------------------------------------------------------
IS/IT                       4.8         8.5         8.7         9.2          9.7
--------------------------------------------------------------------------------
Others                      0.9         0.6         0.6         1.2          1.0
--------------------------------------------------------------------------------
T O T A L                  23.5        12.3        12.3        16.0         26.8
--------------------------------------------------------------------------------

Debt payment schedule
--------------------------------------------------------------------------------

             --------------------------------------------------------
               Year             R$ millions       % denominated in
                                                  foreign currency
             --------------------------------------------------------
               2004                   202.4                    70%
             --------------------------------------------------------
               2005                   226.2                    75%
             --------------------------------------------------------
               2006 and beyond         60.5                   100%
             --------------------------------------------------------

Strong positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$68.5 million. For 2003, free cash flow amounted to a positive R$357.6 million, representing an additional free cash flow of R$51.7 million when compared to the previous year.

Solid financial ratios
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Ratios                  4Q02       1Q03      2Q03      3Q03      4Q03
--------------------------------------------------------------------------------
Net Debt/EBITDA (1)           0.27       0.11     (0.08)    (0.26)    (0.39)
--------------------------------------------------------------------------------
Net Debt/Total Assets           6%         2%       (2%)      (7%)     (11%)
--------------------------------------------------------------------------------
Interest Coverage Ratio (1)    5.8        5.9        6.2       6.9       9.6
--------------------------------------------------------------------------------
Current Liquidity Ratio        1.8        2.0        2.2       2.5       2.3
--------------------------------------------------------------------------------
(1) Last twelve months


www.telemigholding.com.br                    4Q and Year-end 2003 Results - 6/13

Notes issuance
--------------------------------------------------------------------------------

The subsidiary of Telemig Celular Participacoes S.A., Telemig Celular S.A., issued unsecured senior notes units with Amazonia Celular S.A. in the amount of US$120 million on January 20, 2004. The Telemig Celular S.A. notes and the Amazonia Celular S.A. notes may only be transferred as part of notes units and will not trade separately.

The aggregate principal amount of the notes units consists of US$80 million of notes issued by Telemig Celular S.A and US$40 million of notes issued by Amazonia Celular S.A. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. More detailed information about the notes follows:

         - Coupon: 8.750% per year (semi-annually in arrears)
         - Issue price: 99.504%
         - Yield to maturity: 8.875% per year
         - Maturity: 2009

Interconnection increase
--------------------------------------------------------------------------------

Telemig Celular S.A.'s (the operating company) interconnection tariff (TU-M) was increased by 7.912% from R$0.3856 per minute to R$0.41611 per minute (both net of taxes), in accordance to ANATEL act 42.358, which became effective as of February 9, 2004.

Migration to SMP
--------------------------------------------------------------------------------

On February 19, 2004, Telemig Celular signed the authorization contract with ANATEL - Agencia Nacional de Telecomunicacoes (National Telecommunications Regulatory Agency) - to migrate to the Personal Mobile Service Contract (SMP or Servico Movel Pessoal). SMP will replace the current Concession Contract (SMC or Servico Movel Celular). On the same day, the operating company also acquired additional spectrum at the 1,800 Mhz frequency range.

The Company will have up to 120 days to adhere to the rules established under the SMP Contract, starting on March 1, 2004 - the date that the Acts were released by ANATEL in the Diario Oficial da Uniao (the Official Journal of Brazil).

Technological migration
--------------------------------------------------------------------------------

Telemig Celular Participacoes S.A.'s and Telemig Celular S.A.'s Board of Directors approved (at meetings held on February 4 and 5, 2004) GSM as the standard for the technological migration of the operating company's network. The main issues considered when determining which technology to employ were controlling capital expenditures, accommodating customer service preferences, evaluating handset subsidies and negotiating favorable terms with suppliers.

Telemig Celular estimates that the total cost of the migration (which includes capital expenditures, handset subsidies and all other related expenses) will be between R$200 million and R$350 million, most of which will be incurred during the first 18 months of the technological migration process. This estimate is based upon a number of different factors that are susceptible to change.

Outlook
--------------------------------------------------------------------------------

For the first quarter of 2004, Telemig Celular expects to maintain gross sales share at approximately the same level as the fourth quarter. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for


www.telemigholding.com.br                    4Q and Year-end 2003 Results - 7/13
both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to be approximately 1.0% to 1.5% for the first quarter of the year.

Telemig Celular expects mobile penetration, within the Company's concession area, to increase from the current level of 23% to 28% by year-end.

                               *******************



For additional information please contact:

     Telemig Celular Participacoes S.A.           The Global Consulting Group
                IR Team                                  Isabel Vieira
            ri@telepart.com.br                         ivieira@hfgcg.com
     Phone: 55 (61) 429-5616/5617/5673              Phone: 1 (646) 284-9432
           Fax: 55 (61) 429-5626                     Fax: 1 (646) 284-9494






This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


www.telemigholding.com.br                    4Q and Year-end 2003 Results - 8/13

                                OPERATIONAL DATA
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                              2002                                2003                                       Var.%
                                  ----------------------------------------------------------------------------------------
                                  4th Quarter      YTD      1st Quarter  2nd Quarter  3rd Quarter  4th Quarter      YTD      (4Q03/
                                                                                                                              3Q03)
------------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)             16.4         16.4         16.7         16.8         16.8         16.8         18.8     0.0%
------------------------------------------------------------------------------------------------------------------------------------
Clients                            1,922,856    1,922,856    1,958,182    2,034,482    2,170,117    2,321,620    2,321,620     7.0%
    Postpaid                         656,791      656,791      649,018      667,682      680,443      707,835      707,835     4.0%
    Prepaid                        1,266,065    1,266,065    1,309,164    1,366,800    1,489,674    1,613,785    1,613,785     8.3%
------------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
    Postpaid                              69           73           66           64           61           65           64     6.5%
    Prepaid                               54           53           45           42           36           35           39    -2.6%
MOU Outgoing
    Postpaid                             121          102          113          124          134          148          130     9.9%
    Prepaid                               14           14           11           10           10           12           11    14.2%
------------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
    (Million of Minutes)               289.4       1020.5        264.0        282.6        317.3        360.5       1224.5    13.6%
Total Incoming Traffic
    (Million of Minutes)               331.6       1279.2        303.6        291.3        277.9        294.3       1167.2     5.9%
------------------------------------------------------------------------------------------------------------------------------------
Average Renues per User
    - ARPU (R$)                         39.2         39.4         38.1         39.3         38.1         39.5         38.8     3.8%
    Postpaid                            71.2         68.0         73.2         77.3         80.1         85.9         79.2     7.2%
    Prepaid                             21.8         21.1         20.5         20.4         18.4         18.6         19.4     1.4%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
    Monthly Fee                       47,439      185,860       51,148       53,561       58,675       60,747      224,131     3.5%
    Outgoing Traffic                  70,090      257,625       67,230       71,801       81,312       94,145      314,488    15.8%
    Incoming Traffic                 100,258      383,799      104,279      107,793      101,674      108,562      422,308     6.8%
    Other                             11,423       42,530        9,181       11,209       10,970       11,755       43,115     7.2%
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL                            229,209      869,814      231,838      244,364      252,631      275,209    1,004,042     8.9%
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services (R$ millions)
    Leased lines                       6,483       24,969        6,569        7,293        8,406        7,499       29,768   -10.8%
    Interconnection                   29,721      105,527       30,426       34,072       36,533       42,887      143,917    17.4%
    Rent and network maintenance       4,986       29,365        7,478        7,826        7,943        8,386       31,633     5.6%
    FISTEL and other taxes            10,637       36,713        9,319       10,537       12,238       13,078       45,172     6.9%
    Other                              8,713       24,012        6,027        5,589        6,081        6,379       24,077     4.9%
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL                             60,540      220,585       59,819       65,317       71,202       78,229      274,567     9.9%
------------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate                 32.7%        37.0%        35.3%        29.8%        18.8%        28.8%        28.0%   10.0%
    Postpaid                            29.6%         0.0%        25.3%        21.4%        22.2%        22.2%        22.9%    0.0%
    Prepaid                             34.5%         0.0%        40.2%        34.0%        17.2%        17.2%        30.1%    0.0%
------------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)                 143          114          101          116          130          115          117   -11.7%
Rentention Costs
    (% of net serv. revenues)            7.4%         7.9%         7.8%         8.6%         7.9%         9.1%         8.3%    1.2%
CAPEX (R$ millions)                     23.5         84.0         12.3         12.3         16.0         26.8         67.4    67.5%
------------------------------------------------------------------------------------------------------------------------------------
Number of locations served               322          322          331          331          347          373          373     7.5%
Number of cell sites                     725          725          735          735          735          744          744     1.2%
Number of switches                        13           13           13           13           13           13           13     0.0%
------------------------------------------------------------------------------------------------------------------------------------
Headcount                              1,846        1,846        1,883        1,875        1,892        1,982        1,982     4.8%
Estimated Market Share                    64%          64%          62%          61%          60%          58%          58%   -1.0%
------------------------------------------------------------------------------------------------------------------------------------



www.telemigholding.com.br                    4Q and Year-end 2003 Results - 9/13

                           INCOME STATEMENT (BR GAAP)

                                                                                                                         (in R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                          2002                                   2003                                          Var.%
                             --------------------------------------------------------------------------------------------
                               4th Quarter      YTD        1st Quarter   2nd Quarter  3rd Quarter  4th Quarter      YTD      (4Q03/
                                                                                                                              3Q03)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS         295,816     1,113,182       295,788       311,777       333,275      363,565     1,304,405     9.1%
Equipment Revenues - GROSS        37,113        95,185        25,236        22,962        30,265       35,972       114,435    18.9%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS           332,929     1,208,367       321,024       334,739       363,540      399,537     1,418,840     9.9%
Taxes                            (73,227)     (260,961)      (68,441)      (71,813)      (86,480)     (94.814)     (321,548)    9.6%

Service Revenues - NET           229,209       869,813       231,838       244,364       252,631      275,209     1,004,042     8.9%
Equipment Revenues - NET          30,493        77,593        20,745        18,562        24,429       29,514        93,250    20.8%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET             259,702       947,406       252,583       262,926       277,060      304,723     1,097,292    10.0%
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services                  60,540       220,585        59,819        65,317        71,202       78,229       274,567     9.9%
Cost of Equipment                 37,973        87,886        23,752        23,442        26,019       33,526       106,739    28.9%
Selling & Marketing Expenses      44,418       162,377        33,989        35,879        37,619       41,007       148,494     9.0%
Bad Debt Expense                   3,186        18,190         4,025         3,115         4,564        1,672        13,376   -63.4%
General & Administrative
   Expenses                       14,642        64,779        21,973        13,095        13,747       15,794        64,609    14.9%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                            98,943       393,589       109,025       122,078       123,909      134,495       489,507     8.5%
%                                   43.2%         45.2%         47.0%         50.0%         49.0%        48.9%         48.8%   -0.4%
------------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization       53,395       199,723        49,870        46,439        46,919      127,887       271,115   172.6%
Interest Expense(1)               22,948        92,796        56,102       102,124        22,133       27,188       207,547    22.8%
Interest Income                   21,714      (259,347)      (40,850)      (24,449)      (39,606)     (31,486)     (136,391)  -20.5%
Foreign Exchange Loss            (68,884)      249,195       (32,643)      (83,086)        8,856       (5,891)     (112,764) -166.5%
Others                             4,794        17,355         2,709         4,130         1,688        8,145        16,672   382.5%
Income Taxes                      17,618        12,315        21,092        21,290        23,822       (1,646)       64,558  -106.9%
Minority Interests                 8,120        13,701         8,432        10,040         9,988        2,162        30,622   -78.4%
------------------------------------------------------------------------------------------------------------------------------------
Net Income                        39,238        67,851        44,313        45,590        50,109        8,136       148,148   -83.8%
------------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)  340,431,375   340,431,374   346,751,938   346,751,938   346,751,938  346,751,938   346,751,938     0.0%


------------------------------------------------------------------------------------------------------------------------------------
Earnings per thousands shares (R$) 0.115         0.199         0.128         0.131         0.145        0.023         0.427   -83.8%
Earnings per ADS (R$)              2.305         3.986         2.556         2.630         2.890        0.469         8.545   -83.8%
------------------------------------------------------------------------------------------------------------------------------------
(1) Interest paid: 4Q02 - R$30,762 thousand; 1Q03 - R$8,257 thousand; 2Q03 -R$21,202 thousand; 3Q03 - R$5,231 thousand; and, 4Q03
R$16,561 thousand.


www.telemigholding.com.br                   4Q and Year-end 2003 Results - 10/13

                             BALANCE SHEET (BR GAAP)

                                                                                                                         (in R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                 4Q03            3Q03                                         4Q03           3Q03
------------------------------------------------------------------------------------------------------------------------------------
Current Assets                                                  Current Liabilities

Cash & cash equivalents         642,713         660,774         Loans & Financing            202,429        208,713
Accounts Receivable             150,271         137,085         Loan Interest                  3,937         10,829
Taxes Receivable                 95,055          62,691         Suppliers                     61,848         57,494
Other Assets                     21,244          32,222         Taxes Payable                 31,941         28,142
                            ----------------------------
                                909,283         892,772         Dividends                     52,506         12,633
                                                                Other Current Liabilities     44,402         45,384
                                                                                            -----------------------
                                                                                             397,063        363,195
Long-term Assets                240,882         245,589
                                                                Loans & Financing            286,665        368,788
Deferred Assets                      --              --
                                                                Other Long-term Liabilities   33,106         38,034
Plant & Equipment
Cost                          1,454,265       1,442,796         Minority Interest            110,754        111,237
Accumulated Depreciation       (903,330)       (796,041)
                            ----------------------------
                                550,935         646,755         Shareholders' Equity         873,512        903,862

------------------------------------------------------------------------------------------------------------------------------------
                              1,701,100       1,785,116                                    1,701,100      1,785,116
------------------------------------------------------------------------------------------------------------------------------------



                             DEBT POSITION (BR GAAP)



                                                                          (R$ millions)
----------------------------------------------------------------------------------------
                                                   4Q03
                        ----------------------------------------------------------------
 Debt Schedule             R$             US$       Currency        Total
                                                  Basket Index
----------------------------------------------------------------------------------------
2004                      61.6           116.5        24.3          202.4        41%
2005                      56.4           145.5        24.3          226.2        46%
2006 and beyond            -              58.5         2.0           60.5        12%
----------------------------------------------------------------------------------------
Total                    118.0           320.5        50.6          489.1       100%
                            24%            66%         10%           100%
----------------------------------------------------------------------------------------



www.telemigholding.com.br                   4Q and Year-end 2003 Results - 11/13

                              CASH FLOW (BR GAAP)


                                                                                    (in R$ 000)
------------------------------------------------------------------------------------------------
                                                                          4Q03            YTD
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Operating Activities:
------------------------------------------------------------------------------------------------
Net income                                                                8,136         148,148
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
   Depreciation and amortization                                        127,887         271,115
   Monetary variation and foreign exchange loss (principal)              (4,143)       (103,230)
   Unrealized income (loss) on hedging operations                        (3,594)        120,837
   Deferred income taxes and social charges                              (5,981)        (18,342)
   Minority interest                                                      2,162          30,622
   Other                                                                 (1,988)         (1,395)
Changes in operating assets and liabilities                             (29,403)        (40,102)
                                                                      --------------------------
Net cash provided by operating activities                                93,076         407,653
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Investing Activities:
------------------------------------------------------------------------------------------------
   Proceeds from sale of property, plant and equipment                       --           2,623
   Investment acquisition                                                    --             (50)
   Capital expenditures                                                 (26,790)        (67,412)
                                                                      --------------------------
Net cash used in Investing activities                                   (26,790)        (64,839)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Financing Activities:
------------------------------------------------------------------------------------------------
   Amortization of loans                                                (84,264)       (257,670)
   Payment of dividends and interest on capital                             (83)        (28,430)
                                                                      --------------------------
Net cash used in financing activities                                   (84,347)       (286,100)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Net Increase (decrease) in cash and cash equivalents                    (18,061)         56,714
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period                      660,774         585,999
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                            642,713         642,713
------------------------------------------------------------------------------------------------


www.telemigholding.com.br                   4Q and Year-end 2003 Results - 12/13

                           GLOSSARY OF KEY INDICATORS

    I)  Average Customers
    a)  Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

    b)  Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

    II) Churn Rate (Annualized)
    a)  Churn % quarterly

               Sum of deactivations/Sum of average monthly opening
                        customers for the 3 months x 12
               ---------------------------------------------------
                                       3
    b)  Churn % - year to date

                      YTD deactivations/Sum of avg monthly
               opening customers since beginning of the year x 12
               --------------------------------------------------
                         Number of months in the period

    III) MOU - Minutes of Use (Monthly)

                    Number of total billable minutes for the
                     period/Average customers for the period
                    ----------------------------------------
                        Number of months in the periods

    IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

    V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
  ------------------------------------------------------------------------------
                    Number of gross activations in the period

    VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)
    * Considers interest paid.

    VII) Working Capital Variation

              Working Capital Variation = ((DELTA) Current Assets -
       (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities -
                    (DELTA) Short Term Loans and Financing -
                   (DELTA) Loan Interest - (DELTA) Dividends)

    VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

    IX) Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities

    X) EBITDA

    EBITDA = Operational Revenues - Operational Costs - Operational Expenses*
                                   - Bad Debt

    *Does not include profit sharing.



www.telemigholding.com.br                   4Q and Year-end 2003 Results - 13/13